SECURITIES AND EXCHANGE COMMISSION

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PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

SEC FILE NUMBER
8-31296

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ameritas Investment Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Ameritas Building 5900 O Street, 1st Floor
(No. and Street)

Lincoln (City) Nebraska (State) 68510-2234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Ganshorn 402-467-7718
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1248 O Street, Suite 716 (Address) Lincoln (City) Nebraska (State) 68508 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 10 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven M. Oss swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Ameritas Investment Corp, as of December 31, 2005 are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Assistant Vice President, Controller
Title

Notary Public

GENERAL NOTARY-State of Nebraska
SUSAN K. TOWNS
My Comm. Exp. June 24, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS®
INVESTMENT CORP.
Member: NASD and SIPC

Maria E. Salinas - Sherffius
Vice President - Chief Compliance Officer / Registered Principal

5900 O Street / Lincoln, NE 68510-2234
Bus: 402-325-4089 / Toll Free: 800-335-9858 / Fax: 402-325-4212
E-mail: msherffius@ameritas.com

April 4, 2006

Securities and Exchange Commission
100 F St, NE
Washington, D.C. 20549

Dear Sir or Madam:

On March 30, 2006 Ameritas Investment Corp. (AIC) received a letter from Mr. Justin Steitz a Compliance Examiner with the National Association of Securities Dealers' (NASD) Kansas City, MO District Office. This letter informed AIC that its December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) appeared deficient in that it did not contain a Facing Page (Form X-17A-5 Part III) or an Oath or Affirmation (Signed by duly authorized officer, general partner or sole proprietor of the member firm; and notarized). The NASD requested that AIC provide copies of the Facing Page and Oath or Affirmation to the NASD Kansas City District Office, to the SEC Regional or District Office and to the SEC Washington, D.C. Office.

AIC is complying with the NASD's request by sending two copies of the information to your office as directed. Please inform me if you did not receive two original versions of AIC's December 31, 2005 annual filing as required by the Rule, including the Facing Page and the Oath or Affirmation.

We would like to note, AIC was and is aware of the requirements of SEC Rule 17a-5(d)(6) (the Rule). In addition, AIC has reviewed its copies of the December 31, 2005 annual filing and the submission procedures it employed. We believe that a clerical error must have occurred that led to the NASD District Office not receiving the Facing Page and Oath or Affirmation rather than a lack of understanding of the Rule on the part of AIC.

Please contact me if you have any questions.

Sincerely,

Maria E. Salinas-Sherffius

cc: Mr. Justin Steitz, NASD, Kansas City, MO
Mr. Bill Albin, Deloitte & Touche LLP
SEC, Denver, CO